SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                            -----------------------


                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No. 17)

                                GENENTECH, INC.
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                                (Name of Issuer)

                  CALLABLE PUTABLE COMMON STOCK $.02 PAR VALUE
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                         (Title of Class of Securities)

                                   368710307
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                                 (CUSIP Number)

                                Peter R. Douglas
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                               New York, NY 10017
                            Tel. No.: (212) 450-4000
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  June 3, 1999
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            (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

     Note. This document is being electronically filed with the Commission using the EDGAR system.. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

     *The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
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-------------------
CUSIP No. 368710307                      13D                   Page 2 of 5 Pages
-------------------

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1       NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
        Roche Holdings, Inc.     51-0304944
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  [ ]
                                                                 (b)  [ ]
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3       SEC USE ONLY

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4       SOURCE OF FUNDS
        BK, WC
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) or 2(e).                                         [ ]
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6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
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NUMBER OF      7  SOLE VOTING POWER 6,246,000 shares of putable callable common
  SHARES                              stock
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY     8  SHARED VOTING POWER                         0
    EACH       -----------------------------------------------------------------
 REPORTING     9  SOLE DISPOSITIVE POWER  6,246,000 shares of putable callable
PERSON WITH                                 common stock
               -----------------------------------------------------------------
               10 SHARED DISPOSITIVE POWER                    0
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        6,246,000 Shares of Callable Putable Common Stock
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                [ ]
-------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        12.16% of Callable Putable Common Stock
-------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        CO
-------------------------------------------------------------------------------

     The following information amends and supplements the Schedule 13D dated September 11, 1990, as previously amended (as so amended, the "Schedule 13D").

Item 1. Security and Issuer.

     This statement relates to the Callable Putable Common Stock, par value $0.02 per share (the "Special Common Stock" and together with the common stock, par value $0.02 per share (the "Common Stock"), the "Equity") of Genentech, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1 DNA Way, South San Francisco, California 94080.

Item 2. Identity and Background.

     This statement is filed by Roche Holdings, Inc., a Delaware corporation ("Roche") and wholly owned subsidiary of Roche Finance Ltd, a Swiss corporation ("Finance") and wholly owned subsidiary of Roche Holding Ltd, a Swiss corporation ("Holding"). Mr. Kurt Jenny, an individual and citizen of Switzerland ("Mr. Jenny") has, pursuant to an agreement, the power to vote a majority of the voting securities of Holding. Roche, Finance, Holding and Mr. Jenny are herein referred to collectively as the "Reporting Persons".

     The address of the principal offices of Roche is 15 East North Street, Dover, Delaware 19901. The address of the principal offices of Finance is Grenzacherstrasse 122, Basel, Switzerland. The address of the principal offices of Holding is Grenzacherstrasse 124, Basel 4058, Switzerland. The business address of Mr. Jenny is Aeschengraben 18, 4051 Basel, Switzerland.

     Except as described below, none of the Reporting Persons, nor, to the best knowledge of any of the Reporting Persons, any executive officer, director, or controlling person of any Reporting Person has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Consideration

     The aggregate amount of funds required for the Redemption referred to below will be equal to the product of (a) $82.50 and (b) the number of shares of Special Common Stock outstanding, less the number of shares of Special Common Stock deposited by Roche with the Depositary as provided (and defined) in the Company's Certificate of Incorporation. These funds are expected to be provided by Roche, and are expected to be obtained from bank borrowings and from working capital.

Item 4. Purpose of Transaction

     The Special Common Stock is subject to redemption by the Company (the "Redemption"). Holding has announced its intention that the Company effect the Redemption, the purpose of which is to cause the entire equity interest in the Company to be owned by Roche and Holding.

     In connection with the Redemption, it is expected that the Special Common Stock will cease to be listed on the New York Stock Exchange and registered under the Securities Exchange Act.

Item 5. Interest in the Securities of the Issuer.

     (a) Roche is the beneficial owner of 6,426,200 shares of the Special Common Stock (approximately 12.16% of the 51,346,989 shares of Special Common Stock outstanding as of March 31, 1999 according to the Company's Form 10-Q for the quarter then ended). Roche is also the beneficial owner of 76,621,009 shares of Common Stock, which represent 100% of the Common Stock outstanding.

     Except as set forth herein, neither the Reporting Persons nor any other person controlling the Reporting Persons nor, to the best of their knowledge, any of the persons named in Schedules A, B and C hereto beneficially owns any shares of Common Stock, except that Dr. Franz B. Humer (on behalf of Roche and not individually) has been granted stock options by the Company to purchase 15,000 shares of Special Common Stock at $48.875, all of which are issuable under currently exercisable stock options, and 20,000 shares of Special Common Stock at $53.00 per share, 15,000 of which are issuable under currently exercisable stock options, and 5,000 of which are not issuable under currently exercisable stock options or options exercisable within sixty days of the date hereof, and Mr. Jonathan Knowles (on behalf of Roche and not individually) has been granted stock options by the Company to purchase 20,000 shares of Special Common Stock at $67.06, 5,000 of which are issuable under currently exercisable stock options, and 15,000 of which are not issuable under currently exercisable stock options or options exercisable within sixty days of the date hereof.

     (b) Except as otherwise described herein, none of the Reporting Persons has any sole or shared power to vote or to direct the vote of any shares of Common Stock or sole or shared power to dispose of or direct the disposition of any shares of Common Stock.

     (c) No transactions in shares of Common Stock have been effected during the past 60 days by the Reporting Persons nor any other person controlling the Reporting Persons nor, to the best of their knowledge, any of the persons named in Schedules A, B and C hereto.

     (d) Not applicable.

     (e) After the Redemption, the Special Common Stock will cease to be outstanding.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     There are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between any of such persons and any other person with respect to any securities of the Company except as referred to or described herein, in the Schedule 13D and previous amendments thereto.

Item 7.   Material Filed as Exhibits.

     99.1 Press release dated June 3, 1999.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

     Dated: June 4 , 1999


                                          ROCHE HOLDINGS, INC.


                                          By: /s/ Dr. Henri B. Meier
                                             -------------------------------
                                             Name:  Dr. Henri B. Meier
                                             Title: Vice President and Treasurer

                                                                      SCHEDULE A


                     EXECUTIVE OFFICERS AND DIRECTORS(*) OF
                              ROCHE HOLDINGS, INC.
                              --------------------



     The names of the Directors and the names and titles of the Executive Officers of Roche Holdings, Inc. and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of Roche Holding Ltd. Unless otherwise indicated, each occupation set forth opposite an individual's name refer to Roche Holding Ltd and each individual is a Swiss citizen, except that Mr. Schiller is a citizen of the United States.

Director's Name                   Business Address              Principal Occupation
--------------------------------  ---------------------------   --------------------------
*Dr. h.c. Fritz Gerber                                          Chairman of the Board

(President)

*Dr. Henri B. Meier                                             Chief Financial Officer

(Vice President and Treasurer)

Peter N. Schiller                  Hoffstots Lane               Attorney-at-Law
                                   Sands Point, New York 11050

Mr. Marcel Kohler                  One Commerce Center          Secretary
                                   Suite 1050
                                   Wilmington, DE 19801

                                                                      SCHEDULE B


                     EXECUTIVE OFFICERS AND DIRECTORS(*) OF
                               ROCHE FINANCE LTD.
                               ------------------



     The names of the Directors and the names and titles of the Executive Officers of Roche Finance Ltd and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of Roche Holding Ltd. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Roche Holding Ltd and each individual is a Swiss citizen.

Director's Name                   Business Address              Principal Occupation
--------------------------------  ---------------------------   --------------------------
*Dr. h.c. Fritz Gerber                                          Chairman of the Board

(President)

*Dr. Andres F. Leuenberger                                      Vice Chairman of the Board

*Dr. Henri B. Meier                                             Chief Financial Officer

                                                                      SCHEDULE C


                     EXECUTIVE OFFICERS AND DIRECTORS(*) OF
                               ROCHE HOLDING LTD.
                               ------------------


     The names of the Directors and the names and titles of the Executive Officers of Roche Holding Ltd and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of Roche Holding Ltd. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Roche Holding Ltd and each individual is a Swiss citizen.

Director's Name                   Business Address              Principal Occupation
--------------------------------  ---------------------------   --------------------------
*Dr. h.c. Fritz Gerber                                          Chairman of the Board

*Dr. Andres F. Leuenberger                                      Vice Chairman of the Board

*Mr. Rolf Haenggi                                               Vice Chairman of the Board

*Mr. Andre Hoffmann               La Masselaz                   Venture Capitalist
                                  CH-1126 Vaux sur Morges

*Dr. Franz B. Humer                                             Member of the Executive Committee,
                                                                Chief Executive Officer, and Head of
                                                                Pharmaceuticals Division

*Prof. Kurt Jenny                 Aeschengraben 18              Lawyer
                                  4051 Basel, Switzerland

*Dr. Henri B. Meier                                             Member of the Executive Committee,
                                                                Chief Financial Officer

*Dr. Andreas Oeri                 Clarahofweg 19 a              Surgeon
                                  4005 Basel, Switzerland

*Prof. Werner Stauffacher         University of Basel           Head of Department Research
                                  Hebelstrasse 32
                                  4056 Basel, Switzerland

*Prof. Charles Weissmann          University of Institut fur    Professor
                                    Zurich
                                  Molekularbiologie I
                                   der Universitaet Zurich
                                   Hoenggerberg
                                   8093 Zurich, Switzerland

Dr. Markus Altwegg                                              Member of the Executive Committee,
                                                                Head of Vitamins and Fine Chemicals
                                                                Division

Mr. Otto A. Meile                                               Member of the Executive Committee,
                                                                Head of Diagnostics Division

Prof. Jonathan Knowles                                          Member of the Executive Committee,
(U.K. citizen)                                                  Head of Research










Director's Name                   Business Address              Principal Occupation
--------------------------------  ---------------------------   --------------------------
Dr. Daniel Villiger                                             Member of the Executive Committee,
                                                                Head of Human Resources /
                                                                Communications